Exhibit 99.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New Issue Announcement,

Application for Quotation of Additional

Securities and Agreement

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of Entity
Alterity Therapeutics Limited (ASX: ATH)

ABN
37 080 699 065

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ATH)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,814,380

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares (ATH)

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

●       the date from which they do

●       the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

●       the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes

+ See chapter 19 for defined terms.
Appendix 3B Page 1

5	Issue price or consideration	USD 64,510

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund the Company’s current clinical development, research programs and working capital. This is an on-going placement – more tranches will be allotted in the future.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	16 November 2018

6c	Number of +securities issued without security holder approval under rule 7.1	3,814,380

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil

6f	Number of +securities issued under an exception in rule 7.2	Nil

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to the attached Annexure 1

+ See chapter 19 for defined terms.
Appendix 3B Page 2

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

Thursday, November 21st 2019

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	872,613,872	Fully Paid Ordinary Shares (ATH)

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)

ASX Code	Number	Class of Securities			Issued under an ESOP
		Security Type	Exercise Price	Expiry Date
PBTAH	2,000,000	Unlisted Options	AUD$0.26	18 Feb 2020	2004 ASX Plan
PBTAR	1,400,000	Unlisted Options	AUD$0.27	25 May 2020	2004 ASX Plan
PBTAS	7,350,000	Unlisted Options	AUD$0.07	6 Jun 2022	2004 ASX Plan
PBTAAA	13,850,000	Unlisted Options	AUD$0.11	14 Dec 2022	2004 ASX Plan
PBTAI	700,000	Unlisted Options	AUD $0.083	31 January 2023	2004 ASX Plan
NEW CLASS	586,672,964	Short-term warrants	AUD $0.045	19 December 2019	No
TOTAL	611,972,964

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Pro rata issue – n/a

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

+ See chapter 19 for defined terms.
Appendix 3B Page 3

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25	If the issue is contingent on security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do security holders sell their entitlements in full through a broker?

31	How do security holders sell part of their entitlements through a broker and accept for the balance?

32	How do security holders dispose of their entitlements (except by sale through a broker)?

33	+Issue date

+ See chapter 19 for defined terms.
Appendix 3B Page 4

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities – n/a

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
Appendix 3B Page 5

Entities that have ticked box 34(b) – n/a

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

●       the date from which they do

●       the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

●       the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.
Appendix 3B Page 6

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

●	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

●	There is no reason why those +securities should not be granted +quotation.

●	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

●	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

●	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Phillip Hains	Date: Thursday, 21st November 2019
Company Secretary

Print name:	Phillip Hains

The CFO Solution

+ See chapter 19 for defined terms.
Appendix 3B Page 7

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	536,975,050

Add the following:

●   Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

●   Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

●   Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

●   Include only ordinary securities here – other classes of equity securities cannot be added

●   Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

●   It may be useful to set out issues of securities on different dates as separate line items

Nil 311,038,282 Nil
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	848,013,332

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	127,202,000

+ See chapter 19 for defined terms.
Appendix 3B Page 8

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: ● Under an exception in rule 7.2 ● Under rule 7.1A ● With security holder approval under rule 7.1 or rule 7.4 Note: ● This applies to equity securities, unless specifically excluded – not just ordinary securities ● Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed ● It may be useful to set out issues of securities on different dates as separate line items	24,600,540
“C”	24,600,540

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	127,202,000
Subtract “C” Note: number must be same as shown in Step 3	24,600,540
Total [“A” x 0.15] – “C”	102,601,460 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.
Appendix 3B Page 9

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	848,013,332

Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	84,801,333

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

●   This applies to equity securities – not just ordinary securities

●   Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

●   Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

●   It may be useful to set out issues of securities on different dates as separate line items

Nil
“E”	Nil

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	84,801,333
Subtract “E” Note: number must be same as shown in Step 3	Nil
Total [“A” x 0.10] – “E”	84,801,333 Note: This is the remaining placement capacity under rule 7.1A

ASX ANNOUNCEMENT

Notice Under Section 708A(5) of the Corporations Act

[ASX Code: ATH]

Thursday, 21st November 2019

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type:	Shares
Class/Description:	Ordinary Fully Paid
ASX Code:	ATH
Date of Issue:	Thursday, 21st November 2019
Number Issued:	3,814,380
Issue Consideration:	USD 64,510

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares.

Accordingly, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

/s/ Phillip Hains

Phillip Hains

Company Secretary

Alterity Therapeutics Limited